ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

November 4, 2022

Lisa N. Larkin

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:                             Calamos Antetokounmpo Sustainable Equities Trust (the “Registrant”)

Initial Registration Statement on Form N-1A (File Nos. 333-267049 and 811-23822)

Dear Ms. Larkin:

I am writing to respond to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that you provided by email on September 21, 2022 in connection with the initial registration statement on Form N-1A, filed with the Commission on August 24, 2022 (the “Registration Statement”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”).  Your comments are reflected below, followed by our responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement. The Registrant intends to file a pre-effective amendment (the “Amendment”) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the Registration Statement.

PROSPECTUS

General

1.              Comment.  The Fund’s name includes a term that appears to refer to Giannis Antetokounmpo, a well-known NBA basketball player.  However, the registration statement contains no disclosure that explains Mr. Antetokounmpo’s relevance to the Fund.  Please explain supplementally what role Mr. Antetokounmpo has with the Fund and why using his name in the Fund’s name is appropriate.  As is, the use of Mr. Antetokounmpo’s name could cause confusion and mislead an investor into believing, for example, that he endorses, manages, or owns the Fund.  Please also explain whether and how Mr. Antetokounmpo will be involved in marketing the Fund.  For example, will his name or likeness be used in fund materials or on social media?

Response.  Mr. Antetokounmpo is party to a joint venture with Calamos Advisors LLC (“CAL”) in the form of a limited liability company, CGAM LLC (“CGAM”). CGAM, a newly registered investment adviser with the Commission effective as of October 7, 2022, will serve as investment adviser to the Fund.  In addition to his ownership interest in CGAM, Mr. Antetokounmpo is also a member of CGAM’s Board of Directors.

Mr. Antetokounmpo shall contribute the resources reasonably necessary to CGAM as an owner of the business, including, but not limited to, the use of social media and other promotional activities.  In addition, Mr. Antetokounmpo will assist Calamos Financial Services LLC, a U.S. registered broker-dealer and member of FINRA (“CFS”), in its capital raising efforts with respect to the Fund, including with respect to brand leadership and social media awareness.  Mr. Antetokounmpo will not be compensated for these services. It is intended that Mr. Antetokounmpo will participate in setting the initial environmental, social and governance (“ESG”) strategy for the Fund.

As discussed in response to Comment 22 below, disclosures in the Registration Statement related to CGAM’s ownership information and Mr. Antetokounmpo have been updated. Please see the Investment Adviser section under Investment Advisory Services in the Statement of Additional Information.

Page 5 — Fee Table

2.              Comment.  In footnote two, disclosure states that the expense limitation agreement is not terminable by either party.  Please tell us supplementally how such agreement will be addressed if, for example, the investment advisory agreement terminates automatically upon an assignment.

Response.  The expense limitation agreement is binding upon any successors and assigns of CGAM LLC.  If the investment advisory agreement were to terminate due to a change in control of CGAM LLC, the expense limitation arrangement would remain in place through December 1, 2025, as provided for in the agreement and any successors and assigns of CGAM LLC would be responsible for CGAM LLC’s obligations thereunder through the December 1, 2025 termination date.

Page 6 — Principal Investment Strategies

3.              Comment.  In the first paragraph, disclosure states that the Fund, under normal market conditions, will invest at least 80% of its net assets (plus borrowings for investment purposes, if any) in common stock of issuers domiciled in the U.S. that have above average growth potential and meet the environmental, social and governance (“ESG”) criteria of Calamos Advisors LLC (“Calamos Advisors” or the “Subadviser”).  Please confirm that “common stock” is the intended term in the 80% policy given that “equities” is in the Fund’s name.

Response.  The referenced disclosure will be revised as reflected in Appendix A, which shows cumulative revisions to the Item 9 principal investment strategies disclosure for the Fund, and corresponding changes will be made in the Fund summary.  The reference to “common stock” will be replaced with “equity securities”.

4.              Comment.  In the last sentence of the first paragraph, disclosure states that the Fund “will maintain a minimum investment in U.S. domiciled companies that will be no less than 70% of the Fund’s assets under normal market conditions.” This language appears to conflict with the Fund’s policy of investing at least 80% of its net assets in such companies.  Please revise.

Response.  The referenced disclosure will be removed.

5.              Comment.  In the first sentence of the second paragraph, disclosure refers to “responsible, engaged companies.” Please explain what you mean by “engaged” using plain English.

Response.  The referenced disclosure will be revised as reflected in Appendix A to explain what is meant by “engaged” companies, namely that these companies demonstrate awareness and action surrounding the material ESG issues facing their businesses and industries.

6.              Comment.  Please explain how the Fund defines “Agricultural Biotechnology” as many agricultural companies may use technology that some investors may think of as “biotechnology.”

Response.  The Registrant defines “Agricultural Biotechnology” companies as either (i) companies involved exclusively in the production of genetically modified plants and/or animals for agricultural use or (ii) diversified companies that derive more than a small percentage of their revenues from the production of genetically modified plants and/or animals for agricultural use.

7.              Comment.  Please explain how the Fund would calculate the “business activity” 5% threshold of a company engaging in “Animal Testing.” For example, how will the Fund determine if a company “derives revenue or profits that exceed 5%,” from “Animal Testing,” as companies engaging in research and development could conduct “Animal Testing” such as health, wellness, pet-focused industries, beauty, and pharmaceuticals, among others, and may or may not disclose such practices.

Response.  The referenced disclosure will be revised as reflected in Appendix A.  A company’s activities involving animal testing are considered on a case-by-case basis depending on purpose and methods.  Additionally, the referenced disclosure currently includes the language “will generally exclude” in recognition of the fact that not all negative screens can be applied using a revenue baseline.

8.              Comment.  In the second paragraph, disclosure states, “Calamos Advisors utilizes a range of data sources as part of its proprietary ESG ratings system.  These data sources may include, but are not limited to: corporate disclosures, third party research providers (e.g., MSCI ESG, Bloomberg etc.), nongovernmental organizations (“NGOs”) and non-profits (e.g., Greenpeace, Friends of Earth etc.), academic publications, news services and memberships.  Calamos Advisors does not rely on the ESG ratings or criteria of any third party research providers (emphasis added).” In the section titled, “Principal Risks,” disclosure states, “In executing the Fund’s investment strategy, Calamos Advisors will rely on ESG related data provided by third parties (emphasis added).”

The disclosure regarding the Fund’s reliance on third parties is confusing.  Please clarify what role third parties have in the Fund’s due diligence practices when applying its screening criteria to portfolio companies.  Also, please clarify (1) whether the Fund’s ESG criteria are applied to every investment it makes, or only to some of its investments; and (2) whether ESG is the exclusive factor considered, or whether it is one of several factors.

Response.  The Registrant will revise the referenced disclosure to clarify that: (i) third party ESG ratings/criteria are used for initial company recommendations and ongoing monitoring of investments as part of its proprietary three-pronged ESG process; (ii) ESG criteria are considered for every potential and existing investment; and (iii) while ESG is always included in the Fund’s investment decision-making process, it is one of several factors considered in selecting investments for the Fund.

Please refer to the disclosure revisions reflected in Appendix A for reference.

9.              Comment.  The Fund does not appear to subordinate financial returns in favor of pursuing its ESG strategy.  If that is correct, please consider clarifying.

Response.  The Registrant confirms that the Fund does not subordinate financial returns in favor of pursuing its ESG strategy, rather ESG factors are one element integrated into a broader analysis of the suitability of a potential investment for the Fund.  The Principal Investment Strategies section of the Prospectus states that the Fund “will, under normal circumstances, invest . . . in equity securities of issuers domiciled in the U.S. that, in the view of Calamos Advisors LLC (“Calamos Advisors” or the “Subadviser”), have above average growth potential and meet the environmental, social and governance (“ESG”) criteria set out below.”

10.       Comment.  If the Fund’s methodology affirmatively includes companies with favorable ESG characteristics, please add appropriate disclosure.

Response.  Please see the Registrant’s response to Comment 9 above.

Page 7 — Principal Risks

11.       Comment.  We note that the principal risks appear in alphabetical order.  Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return.  Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized.  See ADI 2019-08 - Improving Principal Risks Disclosure.

Response.  The referenced disclosure will be reordered and revised as follows (new language denoted by underline and deleted language denoted by ~~strikethrough~~):

Principal Risks

An investment in the Fund is subject to risks, and you could lose money on your investment in the Fund. There can be no assurance that the Fund will achieve its investment objective. You should not consider investing in the Fund if your investment objective differs from the Funds’ investment objective of long-term capital appreciation or if you are not willing to accept the principal risks associated with an investment in the Fund. The risks associated with an investment in the Fund can increase during times of significant market volatility. Your investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The principal risks are presented in ~~alphabetical order to facilitate finding particular risks and comparing them with other funds~~ order of importance, with the most significant risks appearing first. Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which it appears. The principal risks of investing in the Fund include:

•  Equity Securities Risk — The securities markets are volatile, and the market prices of the Fund’s securities may decline generally. The price of equity securities fluctuates based on changes in a company’s financial condition and overall market and economic conditions. If the market prices of the securities owned by the Fund fall, the value of your investment in the Fund will decline.

•  Portfolio Selection Risk — The value of your investment may decrease if the judgment of Calamos Advisors about the attractiveness, value or market trends affecting a particular security, issuer, industry or sector or about market movements is incorrect.

•  Large-Capitalization Investing Risk — Large-capitalization stocks as a group could fall out of favor with the market, which may cause the Fund to underperform funds that focus on other types of stocks.

•  American Depositary Receipts Risk — The stocks of most foreign companies that trade in the U.S. markets are traded as ADRs. U.S. depositary banks issue these stocks. Each ADR represents one or more shares of foreign stock or a fraction of a share. The price of an ADR corresponds to the price of the foreign stock in its home market, adjusted to the ratio of the ADRs to foreign company shares. Therefore, while purchasing a security on a U.S. exchange, the risks inherently associated with foreign investing still apply to ADRs.

•  Portfolio Turnover Risk — The portfolio managers may actively and frequently trade securities or other instruments in the Fund’s portfolio to carry out its investment strategies. A high portfolio turnover rate increases transaction costs, which may increase the Fund’s expenses. Frequent and active trading may also cause adverse tax consequences for investors in the Fund due to an increase in short-term capital gains.

•  Sector Risk — To the extent the Fund invests a significant portion of its assets in a particular sector, a greater portion of the Fund’s performance may be affected by the general business and economic conditions affecting that sector. Each sector may share economic risk with the broader market, however there may be economic risks specific to each sector. As a result, returns from those sectors may trail returns from the overall stock market, and it is possible that the Fund may underperform the broader market or experience greater volatility.

•  Small and Mid-Sized Company Risk — Small and mid-sized company stocks have historically been subject to greater investment risk than large company stocks. The prices of small and mid-sized company stocks tend to be more volatile than prices of large company stocks.

•  Sustainability (ESG) Policy Risk — The Fund’s ESG policy could cause it to perform differently compared to similar funds that do not have such a policy. The application of the social and environmental standards of Calamos Advisors may affect the Fund’s exposure to certain issuers, industries, sectors, and factors that may impact the relative financial performance of the Fund — positively or negatively — depending on whether such investments are in or out of favor. In executing the Fund’s investment strategy, Calamos Advisors has developed a proprietary ESG rating system that relies in part ~~will rely~~ on ESG related data provided by third parties. There is no assurance that third-party ESG data sources will always be available or that such data will be accurate.

Page 8 — Transaction Policies

12.       Comment.  In the second paragraph, disclosure states that Class I and Class R6 shares “may not be available for purchase directly from the Fund.” Please add disclosure that briefly explains what you mean.

Response.  Sub-sections “Class I Shares” and “Class R6 Shares” within the “Fund Facts” section of the Prospectus include relevant disclosure regarding the purchase of shares of these classes.  Additionally, the referenced disclosure in the “Other Important Information Regarding Fund Shares” section will be revised as follows (new language denoted by underline):

Class I and Class R6 shares may not be available for purchase directly from the Fund.  These classes are generally available through specified benefit plans.  Please contact us at 800.582.6959 to inquire further about such availability.

Page 10 — Principal Risks of Investing in the Fund

13.       Comment.  In the third paragraph, disclosure discusses the Fund’s temporary defensive positions.  Please clarify that the Fund may temporarily invest for defensive purposes that are inconsistent with the Fund’s principal investment strategies.  See Item 9.b.1, Instr. 6 of Form N-1A.

Response.  The referenced disclosure in the “Principal Risks of Investing in the Fund” section will be revised as follows (new language denoted by underline):

In response to market, economic, political, or other conditions, the Fund may temporarily invest for defensive purposes that are inconsistent with the Fund’s principal investment strategies. If the Fund does so, different factors could affect the Fund’s performance, and the Fund may not achieve its investment objective.

Page 13 — Investment Adviser

14.       Comment.  In the first paragraph, disclosure states that CGAM LLC is an investment adviser “[with registration currently pending].” Please advise on the status of registration.

Response.  CGAM LLC is registered as an investment adviser under Section 203(c) of the Investment Adviser Act of 1940 effective as of October 7, 2022.

15.       Comment.  In the first paragraph, disclosure states that CGAM LLC is jointly owned by “[OPL Member].” Please explain supplementally who “OPL Member” is and what relevance they have to the Fund’s operations.

Response.  “OPL Member,” as disclosed in the Fund’s Registration Statement, refers to Original C Fund, LLC (“Original C”), an entity whose voting rights are wholly owned by Original PE, LLC which, in turn, is wholly owned by Giannis Sina Ugo Antetokounmpo. As joint owner of CGAM, Original C will provide a number of support services to CGAM, including: branding, sales and marketing assistance; ongoing annual marketing support; fund launch marketing support; board meeting support; governance support; and compliance support.

Page 33 — Changes in 80% Policy

16.       Comment.  Please consider moving this paragraph to a location that is earlier in the prospectus, such as in the Item 9 section.

Response.  The Registrant will move the paragraph to the Item 9 section under “Additional Information About Investment Strategies and Related Risks.”

17.       Comment.  The language used to describe the Fund’s 80% policy in this section differs with the language used to describe the Fund’s 80% policy in the summary and statutory prospectus.  Please revise.

Response.  The referenced disclosure will be revised to match the language used in the summary and statutory prospectus as follows (new language denoted by underline and deleted language denoted by ~~strikethrough~~):

The Fund has adopted a non-fundamental operating policy that requires it, under normal circumstances, to invest at least 80% of the Fund’s net assets (~~net assets~~plus ~~the amount of any~~ borrowings for investment purposes, if any) in equity securities of issuers domiciled in the U.S. that, in the view of Calamos Advisors LLC (“Calamos Advisors” or the “Subadviser”), have above average growth potential and meet the environmental, social and governance (“ESG”) criteria of Calamos Advisors ~~to be invested, under normal circumstances, in securities of the type suggested by the Fund’s name~~.

Page 42 — Back Cover Page

18.       Comment.  Please confirm that the Fund will include the following disclosure, when applicable: “In the Fund’s annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund’s performance during its last fiscal year.”  See Item 1.b.1 of Form N-1A.

Response.  The Registrant so confirms.

19.       Comment.  Please add the Fund’s 1940 Act number.  See Item 1.b.4 of Form N-1A.

Response.  The requested change will be made.

STATEMENT OF ADDITIONAL INFORMATION

Page 9 — Investment Restrictions

20.       Comment.  In paragraph (vii), disclosure states that the Fund may not “invest in a security if more than 25% of its total assets (taken at market value at the time of a particular purchase)

would be invested in the securities of issuers in any particular industry or group of industries.”  Please clarify that “its” refers to the Fund.

Response.  The Registrant confirms that “its” refers to the Fund and will revise paragraph (vii) as follows (new language denoted by underline and deleted language denoted by ~~strikethrough~~):

(vii)  invest in a security if more than 25% of ~~its~~ the Fund’s total assets (taken at market value at the time of a particular purchase) would be invested in the securities of issuers in any particular industry or group of industries, except that this restriction does not apply to securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities;

Page 10 — Investment Restrictions

21.       Comment.  In paragraph (e), disclosure states, “The Fund may not invest more than 15% under regulatory rules of the Fund’s net assets (taken at market value at the time of each purchase) in illiquid investments that are assets, including repurchase agreements maturing in more than seven days; or” Please revise this sentence using plain English.  Also, please revise the punctuation at the end of the sentence.

Response.  The Registrant will replace the referenced non-fundamental investment restriction in its entirety with the following:

The Fund will invest no more than 15% of its net assets in illiquid securities.  Illiquid securities means any investment that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment.

Page 15 — Investment Adviser

22.       Comment.  In the last paragraph, disclosure states, “The use of the name “Antetokounmpo” in the name of the Trust and in the name of the Fund are pursuant to licenses granted by [OPL Member], and the Trust has agreed to change the names to remove those references if [OPL Member] ceases to be a [part owner of] CGAM LLC.”

•                  Please add disclosure that explains the identity and relevance of “OPL Member.”

Response. Disclosures in the relevant sections of the Registration Statement will be modified to state that CGAM LLC is jointly owned by Calamos Advisors LLC and Original C Fund, LLC, an entity whose voting rights are wholly owned by Original PE, LLC which, in turn, is wholly owned by Giannis Sina Ugo Antetokounmpo. Original C Fund, LLC provides a number of support services to CGAM, including: branding, sales and marketing assistance; ongoing annual marketing support; fund launch marketing support; board meeting support; governance support; and compliance support.

•                  Please explain supplementally the purpose and terms of the licensing agreement.

Response. The license referenced in the Fund’s Registration Statement pertains to any name, image, likeness, trademark, or other intellectual property of Original C Fund, LLC or any of its affiliates (including Mr. Antetokounmpo). The license is granted (through provisions contained in the joint venture agreement) to CGAM LLC for so long as Original C is a Member thereof and is non-exclusive, limited, non-transferable, non-sublicensable and royalty-free.

•                  Please tell us whether any provision of the licensing agreement, the investment advisory agreement, or the investment sub-advisory agreement entitles “OPL Member,” the investment adviser, or the sub-adviser to compensation if the license agreement, investment advisory agreement, or investment sub-advisory agreement is terminated for any reason.  Section 15(a)(3) of the 1940 Act prohibits any person from serving or acting as an investment adviser of a registered investment company, except, among other things, pursuant to a written contract that provides that such contract may be terminated at any time, without the payment of any penalty.  If such compensation provision exists, please explain supplementally how such payments would be consistent with section 15 of the 1940 Act.

Response. The Registrant confirms that termination of the licensing provisions, investment advisory agreement or sub-advisory agreement would not trigger a penalty payment by the Fund.

•                  Please attach the licensing agreement as an exhibit in Part C.  See Item 28.h of Form N- 1A (instructing a registrant to file other material contracts not made in the ordinary course of business to be performed in whole or in part on or after the filing date of the registration statement).

Response. The Registrant respectfully declines to attach the joint venture agreement containing the licensing provisions as an exhibit to the Fund’s Registration Statement, given that it is not a material contract entered into by the Fund. The Registrant notes that the Investment Advisory Agreement includes a provision regarding the Trust’s use of the name “Antetokounmpo.” A copy of this Agreement will be filed as an exhibit in Part C of the Registration Statement.

•                  Please confirm that to the extent [OPL Member] ceases to be a [part owner of] CGAM LLC that the Fund, its organizational documents, including the Fund name will change.

If so, will this require any specific shareholder action or notification, and if specific shareholder action is not provided, please explain how this will be resolved.

Response. The Registrant confirms that, to the extent Original C Fund, LLC ceases to be a joint owner of CGAM LLC, the Fund, its organizational documents, including the Fund name, will change. Information related to this change would be provided to shareholders in the normal course of business in accordance with applicable laws, rules and regulations as well as the surrounding facts and circumstances and standard market practices.

PART C

Item 35.  Undertakings

23.       Comment.  Please add the undertaking required in Item 35 of Form N-1A or explain why it is not necessary.

Response.  The required undertaking has been added in Item 35.

Signature Page

24.       Comment.  Pursuant to section 6(a) of the 1933 Act, the registration statement must be signed by the issuer, the principal executive officer(s), the principal financial officer, the comptroller or principal accounting officer, and a majority of the directors or persons performing similar functions (e.g., trustees).  Please make certain that the signature page on all pre-effective amendments meets the requirements of section 6(a).  If you intend to rely on a Power of Attorney with respect to the signatures of such officers and trustees, please note that a Power of Attorney specifically referencing this filing must be filed in this registration statement.  See Rule 483 under the 1933 Act.

Response.  The Registrant confirms that the signature page of the Registration Statement and Amendment meet the requirements of section 6(a).

*              *              *

We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (617) 951-7591.

Very truly yours,

/s/ Angela Jaimes, Esq.
Angela Jaimes, Esq.

cc:

John P. Calamos, Sr., Chairman, Trustee and President, Calamos Investment Trust

J. Christopher Jackson, Esq., Vice President and Secretary, Calamos Investment Trust

Paulita A. Pike, Esq., Ropes & Gray LLP

Rita Rubin, Esq., Ropes & Gray LLP

APPENDIX A

Cumulative revisions to the Item 9 principal investment strategies disclosure

Principal Investment Strategies

~~Under normal market conditions, the Fund invests~~The Fund will, under normal circumstances, invest at least 80% of its net assets (plus borrowings for investment purposes, if any) in ~~common stock~~equity securities of issuers domiciled in the U.S. that, in the view of Calamos Advisors LLC (“Calamos Advisors” or the “Subadviser”), have above average growth potential and meet the environmental, social and governance (“ESG”) criteria ~~of Calamos Advisors LLC (“Calamos Advisors” or the “Subadviser”). The Fund will maintain a minimum investment in U.S. domiciled companies that will be no less than 70% of the Fund’s assets under normal market conditions.~~set out below. The Fund may invest up to 20% of its net assets in American Depositary Receipts (“ADRs”), which are securities representing equity ownership in foreign issuers. The Fund may invest in companies of any size and seeks diversification by economic sector.

Calamos Advisors employs an integrated, fundamental, and proprietary ESG screening process to evaluate and select what the team deems are high-quality ESG-adherent growth opportunities. Calamos Advisors believes a portfolio of equities issued by high-quality growth companies characterized by a history of producing consistent returns above the cost of capital with sustainable competitive advantages is the best way to achieve steady, strong, enduring relative returns. Calamos Advisors believes that companies with strong ESG characteristics (as further described below) are better equipped to adapt to change, to evolve, and to avoid unnecessary liabilities (which could include, for example, litigation costs), which means that investment in such companies has the potential to contribute to investor return and risk reduction. Calamos Advisors believes that integrating this ESG analysis with traditional financial analysis produces better financial and societal results.

~~Calamos Advisors~~The team utilizes a proprietary ESG rating system, considering both quantitative and qualitative factors, to identify responsible, engaged companies~~. The team~~ (companies that demonstrate awareness and action surrounding the material ESG issues facing their businesses and industries). Calamos Advisors believes that a company’s understanding of ESG principles demonstrates the qualities of innovation and leadership that create a distinct competitive advantage and build long-term value~~. The team~~ for a company. ~~Calamos Advisors~~The team considers a company’s position on various factors such as ecological limits, environmental stewardship, environmental strategies, stance on human rights and equality, societal impact as well as its corporate governance practices.  ~~Calamos Advisors~~The team conducts fundamental research to find ~~issuers~~companies with attractive ESG and financial attributes. In conducting fundamental research, Calamos Advisors combines traditional investment information with its proprietary three-pronged ESG process to identify investments which it believes promote certain environmental and/or social characteristics.  Calamos Advisors believes that this creates a complete picture of how each

~~issuer~~company behaves commercially and how it deals with existing and emerging ESG risks and opportunities. The three-pronged ESG process consists of:  1) exclusionary screens; 2) materiality assessments and 3) environmental and social impact scoring~~. Calamos Advisors utilizes a range of data sources as part of its proprietary ESG ratings system. These data sources may include, but are not limited to: corporate disclosures, third party research providers (e.g., MSCI ESG, Bloomberg etc.), NGOs and non-profits (e.g., Greenpeace, Friends of Earth etc.), academic publications, news services and memberships. Calamos Advisors does not rely on the ESG ratings of any third-party research providers.~~, each of which is described in turn below.

1.              Exclusionary Screens: ~~Calamos Advisors’ philosophy and~~This process for considering ESG factors results in certain industries and business activities that, in  ~~Calamos Advisors’~~the team’s belief, are too environmentally risky or present social outcomes that are too unattractive to warrant investment consideration ~~and are avoided, they are: Agricultural Biotechnology, Alcohol, Animal Testing, Fossil Fuels, Gambling, Metals & Mining, Nuclear Energy, Tobacco and Weapons~~, which are thus avoided.  Calamos Advisors will generally exclude a company from investment consideration ~~to the extent~~where the company derives revenue or profits that exceed 5% ~~in the particular industry or~~ from one or more of the below-listed industries/business ~~activity~~activities, namely:

•  agricultural biotechnology,

•  alcohol,

•  animal testing*,

•  fossil fuels,

•  gambling,

•  metals & mining,

•  nuclear energy,

•  tobacco, and

•  weapons.

*A company’s activities involving animal testing are considered on a case-by-case basis depending on purpose and methods.

2.              Materiality Assessment: Calamos Advisors then applies third-party materiality mapping tools combined with its own insights and emphasis on environmental and social leadership to develop materiality theses, which enable Calamos Advisors to identify and analyze the key ESG risks/opportunities for a particular Industry.

3.              Environmental and Social Scoring: Overlaying these top-down and bottom-up approaches,  ~~Calamos Advisors~~the team then utilizes a proprietary ESG scoring system, which considers both quantitative and qualitative factors, to identify investments for the Fund. ~~This~~The qualitative data includes metrics on greenhouse gas emissions, waste generation, electricity and water consumption, and general governance.  The scoring system also considers ~~an issuer’s~~a company’s position in respect of various environmental and social characteristics, including: product contribution to a sustainable economy; product lifecycle innovation; operational efficiencies; inclusive finance; ensuring health and providing basic services, as well as ~~the issuers~~a company’s corporate governance practices. These qualitative metrics are considered alongside quantitative factors produced by research, and together, a score is determined, applied, and monitored going forward.

Calamos Advisors ~~will seek to engage with issuers on ESG matters at the time of investment and may do so periodically thereafter. ESG engagement may occur during initial research and analysis, as an aspect of ongoing maintenance, and/or informing divestment or further allocation decisions. ESG engagement is carried out through letters/emails, phone calls, site visits, conferences and investor coalitions, however, issuers may not be willing or able to engage on these matters. To the extent that~~ utilizes a range of data sources as part of its proprietary ESG ratings system. These data sources may include: corporate disclosures, third party research providers (e.g., ISS ESG, MSCI ESG, Bloomberg, etc.), non-governmental organizations (“NGOs”) and non-profits (e.g., Greenpeace, Friends of Earth, etc.), academic publications, news services and memberships. These resources are used for both initial company recommendations and ongoing monitoring of investments.  ~~Calamos Advisors~~The team ~~engages with issuers, such engagements may not achieve the desired financial or social result~~does not solely rely on the ESG ratings of any third-party research providers.

~~The Fund may invest in companies of any size, and seeks diversification by economic sector. The Fund invests primarily in common stocks and ADRs.~~

Calamos Advisors may sell an investment in cases of valuation adjustments, availability of more attractive alternatives, or breakdowns in financial fundamentals or ESG performance.

~~Calamos Advisors may sell stocks for several reasons, including when the stock no longer meets its ESG criteria or when the security declines in value or is overvalued and no longer reflects the investment thesis defined by Calamos Advisors.~~

~~Calamos Advisors seeks certain traditional business qualities in each of the companies it considers for the Fund, such as:~~

~~•  A history of innovation and competitiveness;~~

~~•  Products and services that meet important needs;~~

~~•  Strong market position and the potential for sustained long-term growth;~~

~~•  Above-average business fundamentals with attractive margins; and~~

~~•  An ability to manage ecological constraints in an innovative and resource efficient matter and an ability to manage environmental risk and opportunity efficiently.~~

~~The Fund’s investment objective is non-fundamental and may be changed by a vote of the Fund’s Board, without shareholder approval. There can be no assurance that the Fund will achieve its investment objective.~~